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[VIVENDI UNIVERSAL LOGO]

                                                                    Exhibit 99.1






                   Vivendi Universal to sell interest in Xfera


Paris, August 1, 2003 - Vivendi Universal (Paris Bourse: EX FP; NYSE: V) today announced that the license guarantees in the amount of E840 million that it was carrying on behalf of Xfera were canceled by a ministerial decision taken on July 15, 2003 by the Spanish Telecommunications Ministry. Vivendi Universal is now able to sell its 26.3% interest in Xfera.

The shares will be sold for a nominal one euro to the other members of the Xfera consortium, under the terms and conditions of an agreement signed on June 23, 2003.

The purchasers have established new license guarantees that replace the original guarantees.

Xfera is a consortium that owns a UMTS license in Spain.



Important Disclaimer:
---------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at ({www.sec.gov}) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.



CONTACTS:


Media
Paris
Antoine Lefort
+33 (1).71.71.1180
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086